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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

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                               SCHEDULE 14D-9
                   SOLICITATION/RECOMMENDATION STATEMENT
                    PURSUANT TO SECTION 14(d)(4) OF THE
                      SECURITIES EXCHANGE ACT OF 1934
                              (Amendment No.1)

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                               AMP INCORPORATED
                         (Name of Subject Company)

                              AMP INCORPORATED
                    (Name of Person(s) Filing Statement)

                         Common Stock, no par value
            (including Associated Common Stock Purchase Rights)
                       (Title of Class of Securities)


                                  031897-10-1
                   (CUSIP Number of Class of Securities)

                               David F. Henschel
                              Corporate Secretary
                               AMP Incorporated
                                  P.O. Box 3608
                       Harrisburg, Pennsylvania 17105-3608
                                 (717) 574-0100
      (Name, Address and Telephone Number of Person Authorized to Receive
      Notice and Communications on Behalf of the Person(s) Filing Statement)

                                 With a Copy to:

                               Peter Allan Atkins
                                David J. Friedman
                    Skadden, Arps, Slate, Meagher & Flom LLP
                                919 Third Avenue
                          New York, New York 10022-3897
                                 212) 735-3000

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      This Amendment No. 1 amends and supplements the
 Solicitation/Recommendation Statement of Schedule 14D-9 dated August 21, 1998 (the "Schedule 14D-9") filed by AMP Incorporated, a Pennsylvania corporation ("AMP"), in connection with the tender offer by PMA Acquisition Corporation, a Delaware corporation (the "Purchaser") and wholly owned subsidiary of AlliedSignal Inc., a Delaware corporation ("AlliedSignal"), to purchase all of the issued and outstanding shares of common stock, no par value, of AMP (the "Common Stock"), including the associated Common Stock Purchase Rights (the "Rights" and, together with the Common Stock, the "Shares") issued pursuant to the Rights Agreement, dated as of October 28, 1989, and as amended on September 4, 1992, August 12, 1998 and August 20, 1998 (the "Rights Agreement"), between AMP and ChaseMellon Shareholder Services L.L.C., as Rights Agent, at a price of $44.50 per Share, net to the seller in cash, as disclosed in its Tender Offer Statement on Schedule 14D-1, dated August 10 , 1998, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 10, 1998, and the related Letter of Transmittal.

      Unless otherwise indicated, all defined terms used herein shall have the same meaning as those set forth in the Schedule 14D-9.

 ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

      The following exhibits are filed herewith:

      Exhibit
         No.    Description
      ------    -----------
      20        Letter, dated August 21, 1998, from David F. Henschel,
                Corporate Secretary of AMP Incorporated to Peter M.
                Kreindler, Senior Vice President, General Counsel and
                Secretary of AlliedSignal.

      21 Text of a press release issued by AMP, dated August 21, 1998.

      22 Text of a press release issued by AMP, dated August 21, 1998.

                                    o o o

      This document and the exhibits attached hereto may contain certain "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act, which are intended to be covered by the safe harbors created thereby. Such statements should be considered as subject to risks and uncertainties that exist in AMP's operations and business environment and could render actual outcomes and results materially different than predicted. For a description of some of the factors or uncertainties which could cause actual results to differ, reference is made to the section entitled "Cautionary Statements for Purposes of the 'Safe Harbor'" in AMP's Annual Report on Form 10-K for the year ended December 31, 1997, a copy of which is filed as Exhibit 19 to the Schedule 14D-9.

                                 SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct


 Dated:    August 21, 1998           AMP Incorporated


                                    By: /s/ Robert Ripp
                                        -----------------------------
                                        Name:  Robert Ripp
                                        Title: Chairman and Chief
                                               Executive Officer



                               EXHIBIT INDEX

      The following exhibits are filed herewith:

      Exhibit
         No.    Description
      -------   ------------

      20 Letter, dated August 21, 1998, from David F. Henschel, Corporate Secretary of AMP Incorporated to Peter M. Kreindler, Senior Vice President, General Counsel and Secretary of AlliedSignal.

      21 Text of a press release issued by AMP, dated August 21, 1998.

      22 Text of a press release issued by AMP, dated August 21, 1998.